Exhibit 99.1

Press Release

For immediate release

Banle Group announces 2023 full year results

Hong Kong, April 18, 2024 – Banle Group (the “Group” or “Banle”) (Nasdaq: BANL), a reputable marine fuel logistic company in the Asia Pacific, today reported its audited financial results for the full year ended December 31, 2023 (“FY2023”).

Results compared with the full year ended December 31, 2022 (“FY2022”) are as follows:

	For the Year Ended December 31,
	2023		2022		Change
Revenue	US$	435,897,718	US$	462,906,257	-5.8%
Cost of revenue	US$	428,686,593	US$	453,781,238	-5.5%
Gross profit	US$	7,211,125	US$	9,125,019	-21.0%
Total operating expenses	US$	5,549,298	US$	4,364,676	+27.1%
Income from operations	US$	1,661,827	US$	4,760,343	-65.1%
Total non-operating expenses, net	US$	230,572	US$	260,875	-11.6%
Income before income taxes	US$	1,431,255	US$	4,499,468	-68.2%
Provision for income taxes	US$	298,605	US$	814,468	-63.3%
Net income including noncontrolling interest	US$	1,132,650	US$	3,685,000	-69.3%
Basic and diluted earnings per ordinary share*	US$	0.045	US$	0.171	-73.7%

* Gives retroactive effect to reflect the reorganization in August 2022.

Mr. Teck Lim Chia, Chairman and Chief Executive Officer, commented, “FY2023 marks a significant year for Banle. In March 2023, we raised gross proceeds of US$15 million from an IPO offering. With the additional financial resources from the IPO, we not only successfully expanded our service network to Europe, but also gained new businesses with existing customers and acquired new customers. These accomplishments led to remarkable growth in our sales volume in FY2023. On the environmental protection side, we were approved for biofuel trading activities and launched the first biofuel supply after years of proactively exploring alternative fuel options.

Sales volume in FY2023 surged by 18% year-on-year, despite a tepid global economy and a slight decline in global container port throughput, as the Group efficiently utilized the additional funding from the IPO completed in March 2023 to increase sales from existing customers as well as expand customer base through an enlarged service network. Notwithstanding the 20% drop in average oil prices during FY2023, revenue only registered a drop of 5.8% year-on-year to US$435.9 million, thanks to the surge in sales volume which partially offset the negative impact from oil price movement.

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Our supply network expanded substantially over the past year, from 36 ports covering the Asia Pacific as of the end of FY2022 to 55+ ports covering both the Asia Pacific and Europe as of the end of FY2023. In the near future, further expansion into the European market is our priority. We will also endeavor to maximize volume growth to balance the impact from the change in customer mix as we further expand our service network.”

With the IPO funding, the Group was able to penetrate deeper into the bunkering market by acquiring new customers and businesses in FY2023. The expansion of customer mix post-IPO means that revenue stream as well as customer margin profiles had become more diversified. The move to develop new customers and explore business opportunities inevitably affected gross profit in FY2023, which declined by 21.0% to US$7.2 million compared to FY2022, due to a lower gross profit per metric ton as a result of a more diversified customer base, again partially offset by the increased sales volume.

The Group recorded an increase in operating expenses of US$1.2 million in FY2023 which is primarily attributable to the expenses incurred from the listing, business expansion and efforts in exploring and conducting biofuel operation. The listing-related expenses, amounting to approximately US$0.6 million, were primarily required to maintain the Group’s listing status. There were no listing-related expenses in FY2022. As for the expenses related to business expansion and biofuel operation, the Group regards them as vital investments for long-term sustainable growth.

Banle generated net income of US$1.1 million in FY2023, compared with US$3.7 million in FY2022. The decrease was mainly attributable to the decline in gross profit and increase in operating expenses as explained above, partially offset by a reduction in provision for income taxes.

About CBL International Limited

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refueling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Group’s current expectations and projections about future events that the Group believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Group undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Group believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Group cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Group’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

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CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	December 31,	December 31,
	2023	2022
Assets:
Current Assets
Cash	$7,402,890	$5,032,890
Accounts receivable	25,125,851	18,446,176
Derivative assets	28,776	-
Prepayments and other current assets	19,317,189	253,779
Tax recoverable	252,209	-
Total current assets	52,126,915	23,732,845

Property, plant and equipment, net	996,512	394,090
Right-of-use lease assets, net	338,481	341,625
Deferred offering costs	-	1,128,453

Total assets	$53,461,908	$25,597,013

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$27,452,815	$12,652,514
Taxes payable	-	244,096
Accrued expenses and other current liabilities	343,813	125,701
Derivative liabilities	-	109,346
Short-term lease liabilities	177,761	124,095
Total current liabilities	27,974,389	13,255,752

Long-term lease liabilities	194,373	229,076
Total liabilities	28,168,762	13,484,828

Commitment and contingencies		-

Shareholders’ equity:
Ordinary shares, $0.0001 per value, 500,000,000 shares authorized, 25,000,000 and 21,250,000 shares issued and outstanding as of December 31, 2023 and 2022 respectively*	2,500	2,125
Additional paid-in capital	12,536,087	488,198
Retained earnings	12,761,088	11,621,862
Total stockholders’ equity	25,299,675	12,112,185
Noncontrolling interests in subsidiaries	(6,529)	-
Total liabilities and equity	$53,461,908	$25,597,013

* Gives retroactive effect to reflect the reorganization in August 2022.

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CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended December 31,
	2023	2022

Revenue	$435,897,718	$462,906,257
Cost of revenue	428,686,593	453,781,238

Gross profit	7,211,125	9,125,019

Operating expenses:
Selling and distribution	1,242,157	1,212,108
General and administrative	4,307,141	3,152,568
Total operating costs and expenses	5,549,298	4,364,676

Income from operations	1,661,827	4,760,343

Other (income) expense:
Interest expense, net	231,633	259,993
Currency exchange (gain) loss	(1,674)	(45,767
Write off of property, plant and equipment	613	48,399
Others	-	(1,750

Total other expenses	230,572	260,875

Income before provision for income taxes	1,431,255	4,499,468
Provision for income taxes	298,605	814,468
Net income	$1,132,650	$3,685,000

Comprehensive income	$1,132,650	$3,685,000

Attributable to:
Equity holders of the Company	$1,139,226	$3,685,000
Non-controlling interests	(6,576)	-
	$1,132,650	$3,685,000

Basic and diluted earnings per ordinary share*	$0.045	$0.171

Weighted average number of ordinary shares outstanding - basic and diluted*	25,000,000	21,250,000

* Gives retroactive effect to reflect the reorganization in August 2022.

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CBL INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2023	2022

Cash Flows from operating activities:
Net income	$1,132,650	$3,685,000
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	170,826	88,175
Depreciation of right-of-use assets	142,888	94,865
Write off of property, plant and equipment	613	48,399
Early termination of lease	-	(1,750
Change in fair value of derivative	(138,122)	109,346
Changes in operating assets and liabilities
Accounts receivable	(6,679,675)	(402,941
Prepayments and other current assets	(19,042,364)	3,580,806
Due from related parties	-	1,509,988
Accounts payable	14,779,300	(5,644,677
Accrued expenses and other liabilities	218,115	78,242
Derivatives	-	291,860
Lease liabilities	(120,781)	(83,859
Taxes payable	(496,305)	145,679
Net cash (used in)/provided by operating activities	(10,032,854)	3,499,133

Cash flows from investing activities:
Purchase of property, plant and equipment	(773,863)	(373,111
Net cash used in investing activities	(773,863)	(373,111

Cash flows from financing activities:
Proceed from issuance of shares net of share offering costs	13,176,717	-
Deferred offering costs	-	(1,128,453
Net cash provided by /(used in) financing activities	13,176,717	(1,128,453

Net increase in cash	2,370,000	1,997,569
Cash at the beginning of the year	5,032,890	3,035,321
Cash at the end of the year	$7,402,890	$5,032,890

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest	$302,486	$261,703
Income taxes	$794,910	$688,790

NON-CASH TRANSACTION OF INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use asset and lease liabilities	$496,230	$370,439

Note: The accompanying notes in our 2023 Annual Report are an integral part of the above consolidated financial statements. Please refer to our Form 20-F 2023 Annual Report filed with SEC on April 18, 2024 on www.banle-intl.com for details of our consolidated financial statements.

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